UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2019

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: February 13, 2019

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RECORD RESULTS
FOR THE FOURTH QUARTER AND FULL YEAR 2018

Expects Continued Strength into the First Quarter

MIGDAL HAEMEK, Israel – February 13, 2019 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter and year ended December 31, 2018.

Highlights of the Fourth Quarter of 2018
•	Revenues of $33.2 million, up 28% year-over-year and ahead of the upper-end of the guidance range of $32-33 million;
•	GAAP operating income of $6.2 million; non-GAAP operating income of $6.9 million, representing an operating margin of 18.7% and 20.7% respectively;
•	GAAP net income of $5.8 million and non-GAAP net income of $6.4 million, representing year-over-year growth of 101% and 85%, respectively; and
•	Strong operating cash flow of $7.2 million;

Highlights of the Full Year 2018
•	Revenues of $123.2 million; a 32% year over year increase;
•	GAAP operating income of $20.0 million;
•	Non-GAAP operating income of $22.2 million, more than double that of 2017;
•	GAAP net income of $18.7 million;
•	Non-GAAP net income of $20.9 million; $0.57 per diluted share vs. $0.27 in 2017;
•	Strong operating cash flow of $16.8 million in 2018 leading to year-end net cash balance of $54.9 million;

Forward Looking Guidance

First quarter 2019 revenues are expected to increase to $33.5-34.5 million, implying continued sequential growth and year-over-year growth of 25% at the mid-point.

Management Comment

Rafi Amit Camtek’s CEO commented, “We are very pleased with our performance in 2018.  We set ambitious targets in terms of revenue growth and improved profitability and we have exceeded them all. We ended 2018 with over 30% growth in revenue and close to 20% operating margin. We are aware of the uncertainty in the semiconductor market, however we don’t see any significant change in the segments in which we operate.”

Continued Mr. Amit, “Earlier this week, we announced an investment and important alliance with Chroma, a leading Taiwanese high precision test and measurement equipment corporation. Chroma will enable us to bolster our presence in Asia and especially Taiwan, and will also allow us to expand our addressable markets by leveraging our technological capabilities into new segments.”

The financial results and the comparison to 2017 in this press release include only those of the continuing operations. Camtek sold its PCB operations in the third quarter of 2017.

Fourth Quarter 2018 Financial Results

Revenues for the fourth quarter of 2018 were $33.2 million. This compares to fourth quarter 2017 revenues of $25.8 million, a growth of 28%.

Gross profit on a GAAP basis in the quarter totaled $16.7 million (50.4% of revenues), compared to a gross profit of $12.3 million (47.7% of revenues) in the fourth quarter 2017. Gross profit on a non-GAAP basis in the quarter totaled $16.8 million (50.6% of revenues), compared to $12.3 million (47.8% of revenues) in the fourth quarter 2017. The variance in the gross margin between quarters is a function of the product and sales mix delivered in the quarter.

Operating profit on a GAAP basis in the quarter totaled $6.2 million (18.7% of revenues), compared to an operating income of $3.7 million (14.3% of revenues) in the fourth quarter 2017. Operating profit on a non-GAAP basis in the quarter totaled $6.9 million (20.7% of revenues), compared to $3.8 million (14.8% of revenues) in the fourth quarter 2017.

Net income on a GAAP basis in the quarter totaled $5.8 million, or $0.16 per diluted share, compared to net income from continuing operations of $3.3 million, or $0.09 per diluted share, in the fourth quarter 2017. Net income on a non-GAAP basis in the quarter totaled $6.4 million, or $0.17 per diluted share, compared to non-GAAP net income from continuing operations of $3.5 million, or $0.10 per diluted share, in the fourth quarter 2017.

Cash and cash equivalents, as of December 31, 2018 were $54.9 million compared to $48.3 million as of September 30, 2018. During the fourth quarter, Camtek generated $7.2 million in operating cash flow.

Full Year 2018 Results Summary

Revenues for 2018 were $123.2 million, an increase of 32% over the $93.4 million reported in 2017.

Gross profit on a GAAP basis totaled $60.8 million (49.4% of revenues), compared to $45.5 million (48.7% of revenues) in 2017.  Gross profit on a non-GAAP totaled $61.2 million (49.7% of revenues), compared to $45.6 million (48.7% of revenues) in 2017.

Operating income on a GAAP basis totaled $20.0 million (16.3% of revenues), compared to an operating loss of $3.0 million in 2017.  The GAAP operating loss in 2017 included a one-time expense of $13 million due to a settlement payment. Operating income on a non-GAAP basis totaled $22.2 million (18.0% of revenues), compared to $10.4 million (11.1% of revenues) in 2017.

Net income on a GAAP basis totaled $18.7 million, or $0.52 per diluted share. This compares to net income of $1.7 million, or $0.05 per diluted share, in 2017. Net income on a non-GAAP basis totaled $20.9 million, or $0.57 per diluted share. This compares to net income of $9.6 million, or $0.27 per diluted share, in 2017.

Conference Call

Camtek will host a conference call today, February 13, 2019, at 10am ET.

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 10am Eastern Time
Israel:	03 918 0609	at 5pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

This press release provides financial measures that exclude: (i) settlement expenses; (ii) changes in valuation allowance on deferred tax assets; (iii) share based compensation expenses, (iv) discontinued operations, and (v) write off costs with regard to the FIT activities, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.

Consolidated Balance Sheets

December 31,
2018	2017
U.S. Dollars (In thousands)

Assets
Current assets
Cash and cash equivalents	54,935	43,744
Accounts receivable, net	31,644	23,153
Inventories	30,109	21,336
Other current assets	2,613	3,215
Total current assets	119,301	91,448

Fixed assets, net	17,117	15,503

Long term inventory	2,056	1,383
Deferred tax asset	2,366	4,067
Other assets, net	231	153
Intangible assets, net	476	482
Total long-term assets	5,129	6,085

Total assets	141,547	113,036

Liabilities and shareholders’ equity

Current liabilities
Accounts payable – trade	15,541	10,502
Other current liabilities	23,701	17,395
Total current liabilities	39,242	27,897

Long term liabilities
Liability for employee severance benefits	898	838
Total long-term liabilities	898	838

Total liabilities	40,140	28,735

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
38,535,445 issued as of December 31, 2018, and 37,924,507 as of
December 31, 2017, outstanding 36,443,069 as of December 31, 2018,
and 35,832,131 as of December 31, 2017	151	149
Additional paid-in capital	81,873	78,437
Retained earnings	21,281	7,613
	103,305	86,199
Treasury stock, at cost (2,092,376 as of December 31, 2018 and December 31, 2017)	(1,898)	(1,898)

Total shareholders' equity	101,407	84,301

Total liabilities and shareholders' equity	141,547	113,036
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Camtek Ltd.

Consolidated Statements of Operations

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2018	2017	2018	2017
	U.S. dollars		U.S. dollars
Revenues	123,174	93,485	33,174	25,844
Cost of revenues	62,378	47,966	16,457	13,519

Gross profit	60,796	45,519	16,717	12,325

Research and development costs	14,581	13,534	4,125	3,467
Selling, general and administrative expenses	26,182	22,022	6,390	5,175
Litigation settlement expenses	-	13,000	-	-
	40,763	48,556	10,515	8,642

Operating income (loss)	20,033	(3,037)	6,202	3,683

Financial income (expenses), net	728	(150)	237	49

Income (loss) before income taxes	20,761	(3,187)	6,439	3,732

Income taxes (expense)	(2,030)	4,875	(666)	(406)

Net income from continuing operations	18,731	1,688	5,773	3,326

Discontinued operations *
Income from discontinued operations

Income before tax expense	-	18,302	-	-
Income taxes (expense)	-	(6,028)	-	(465)
Income (loss) from discontinued operations	-	12,274	-	(465)

Net income	18,731	13,962	5,773	2,861

(*)          The financial results of the PCB business are presented as discontinued operations.

Net income (loss) per ordinary share:

	Year ended December 31,		Three Months ended December 31,
	2018	2017	2018	2017
	U.S. dollars		U.S. dollars
Basic earnings from continuing operation	0.52	0.05	0.16	0.09

Basic earnings (losses) from discontinued operation *	-	0.35	-	(0.01)

Basic net earnings	0.52	0.4	0.16	0.08

Diluted earnings from continuing operation	0.51	0.05	0.16	0.09

Diluted earnings (losses) from discontinued operation *	-	0.34	-	(0.01)

Diluted net earnings	0.51	0.39	0.16	0.08

Weighted average number of ordinary shares outstanding:

Basic	36,190	35,441	36,440	35,644

Diluted	36,747	35,964	37,020	36,094

(*)          The financial results of the PCB business are presented as discontinued operations.

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2018	2017	2018	2017
	U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	18,731	13,962	5,773	2,861

Effect of FIT reorganization (1)	506	-	-	-
Share-based compensation	1,682	426	654	150
Settlement expense, net of tax (2)	-	12,025	-	-
Realization of deferred tax assets (3)	-	(4,495)	-	-
Attributable to discontinued operations	-	(12,274)	-	465
Non-GAAP net income	20,919	9,644	6,427	3,476

Non–GAAP net income per diluted share	0.57	0.27	0.17	0.10

Gross margin on GAAP basis	49.4%	48.7%	50.4%	47.7%
Reported gross profit on GAAP basis	60,796	45,519	16,717	12,325

Effect of FIT reorganization (1)	205	-	-	-
Share-based compensation	167	44	62	16
Non-GAAP gross margin	49.7%	48.7%	50.6%	47.8%
Non-GAAP gross profit	61,168	45,563	16,779	12,341

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	20,033	(3,037)	6,202	3,683

Effect of FIT reorganization (1)	506	-	-	-
Share-based compensation	1,682	426	654	150
Settlement expense (2)	-	13,000	-	-
Non-GAAP operating income	22,221	10,389	6,854	3,833

(1)
At the end of the first quarter of 2018, the Company ceased its efforts to utilize the remaining inventory and equipment related to FIT development and recorded a one-time write-off in the amount of $0.5 million, consisting of: (1) inventory write-offs of $0.2 million, recorded under the cost of revenue line item; and (2) fixed asset write-offs of $0.3 million recorded under operating expenses.

(2)	In the third quarter of 2017, the Company recorded a provision of $13 million ($12 million net of tax) in conjunction settlement with Rudolph Technologies Inc.

(3)
In the third quarter of 2017, the Company recorded net income of $4.5 million as a result of a decrease in the valuation allowance on deferred tax assets following the evaluation of the realizability of the assets based on projected future earnings.